UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF

REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES

EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934.

Commission File Number: 333-45499

Commission File Number: 333-67131

Commission File Number: 333-85291

Commission File Number: 333-35718

Commission File Number: 333-118202

Commission File Number: 333-136605

Commission File Number: 333-150570

Commission File Number: 333-150572

BorgWarner Inc. Retirement Savings Plan

(Exact name of registrant as specified in its charter)

3850 Hamlin Road

Auburn Hills, Michigan 48326

(248) 754-9200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the BorgWarner Inc. Retirement Savings Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

* The BorgWarner Inc. Retirement Savings Plan (the “Plan”) of BorgWarner Inc. (the “Company”) has terminated the option to invest in the fund consisting primarily of shares of common stock, $0.01 par value per share of the Company (the “Common Stock”), to satisfy Company funded contributions under the Plan. As a result, Common Stock is no longer offered, sold or held pursuant to the Plan. The Company filed post-effective amendments on Form S-8 with the Securities and Exchange Commission to deregister all shares of Common Stock that remained unsold or unissued under the Plan, along with related plan interests in the Plan. Accordingly, the Plan is filing this Form 15 to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 21, 2023

BorgWarner Inc. Retirement Savings Plan

By:	/s/ Tania Wingfield
Name:	Tania Wingfield
Title:	Chairperson of Employee Benefits Committee